UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No. )*

Health Insurance Innovations, Inc.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

42225K106
(CUSIP Number)

Michael W. Kosloske Chairman, President and Chief Executive Officer Health Insurance Innovations, Inc. 15438 N. Florida Avenue, Suite 201 Tampa, Florida, 33613 (877) 376-5831
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42225K106
1.	Names of Reporting Persons Michael W. Kosloske
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 8,666,667
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 8,666,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,666,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 63.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.	42225K106
1.	Names of Reporting Persons Health Plan Intermediaries, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 8,666,667
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 8,666,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,666,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 63.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.	42225K106
1.	Names of Reporting Persons Health Plan Intermediaries Sub, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 8,666,667
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 8,666,667
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,666,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 63.1%
14.	Type of Reporting Person (See Instructions) OO

Item 1.  Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock of Health Insurance Innovations, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 15438 N. Florida Avenue, Suite 201, Tampa, Florida, 33613.

Item 2.  Security and Issuer

This Schedule 13D is being filed by (i) Health Plan Intermediaries, LLC, a Florida limited liability company (“HPI”), and Health Plan Intermediaries Sub, LLC, a Delaware limited liability company (“HPIS,” together with HPI, the “HII Entities”) by virtue of their direct ownership in the Issuer’s Class B common stock and their direct ownership in Health Plan Intermediaries Holdings, LLC’s (“HPIH”) membership interests and (ii) Michael W. Kosloske (“Kosloske”) by virtue of his control of the HII Entities. Kosloske is the sole member and primary manager of HPI, and has sole voting and dispositive power over the shares held by HPI. HPI is the sole managing member of HPIS, and has sole voting and dispositive power over the shares held by HPIS. Kosloske, by virtue of his control of HPI and HPI's control of HPIS, may be deemed to beneficially own all the shares of Class B common stock of the Issuer held of record by each of HPI and HPIS and all of the membership interests of HPIH held of record by each of HPI and HPIS. The HII Entities and Kosloske are collectively the “Reporting Persons” and individually a “Reporting Person.”

The HII Entities have no executive officers and do not conduct any operations other than in connection with their holdings of the Issuer’s Class B common stock and HPIH’s membership interests. The address of the principal executive offices of the HII Entities is 15438 N. Florida Avenue, Suite 201, Tampa, Florida, 33613.

Kosloske is a citizen of the United States and is the Chairman, President and Chief Executive Officer of the Issuer. The principal business address of Kosloske is c/o Health Insurance Innovations, Inc., 15438 N. Florida Avenue, Suite 201, Tampa, Florida, 33613.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

HPI directly owns 8,580,000  shares of Class B common stock of the Issuer, and HPIS directly owns 86,667  shares of Class B common stock of the Issuer.  In addition, HPI directly owns 8,580,000  membership interests of HPIH, and HPIS directly owns 86,667  membership interests of HPIH. These shares of Class B common stock and membership interests were received in a reclassification of the outstanding common stock of the Issuer and of the outstanding membership interests in HPIH effected prior to the initial public offering of the Class A common stock of the Issuer.

Pursuant to an exchange agreement entered into in February 2013 (the “Exchange Agreement”), the HII Entities (and certain permitted transferees) may, from and after February 13, 2013 (subject to the terms of the Exchange Agreement), exchange each share of Class B common stock, together with a membership interest of HPIH, for one share of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As a holder exchanges its interests, the Issuer’s interest in HPIH will be correspondingly increased.  The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 2 hereto.

As a result of the Exchange Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of the securities reported herein as of the date hereof.

Item 4.  Purpose of Transaction

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the the Issuer’s Class B common stock and HPIH’s membership interests (and beneficial ownership of Class A Common Stock reported herein) were acquired for investment purposes.  The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer

The ownership percentages set forth below are based on 5,066,667 shares of the Issuer’s Class A Common Stock outstanding as of February 13, 2013 as reported by the Issuer’s transfer agent.

(a) HPI directly owns 8,580,000  shares of Class B common stock of the Issuer, and HPIS directly owns 86,667  shares of Class B common stock of the Issuer.  In addition, HPI directly owns 8,580,000  membership interests of HPIH, and HPIS directly owns 86,667 membership interests of HPIH. Pursuant to the Exchange Agreement, the HII Entities (and certain permitted transferees) may exchange each share of Class B common stock, together with a membership interest of HPIH, for one share of Class A Common Stock of the Issuer on a one-for-one basis. The Class B common stock of HPI and HPIS represent 169.3% and 1.7%, respectively, of the total number of shares of Class A Common Stock outstanding.  Kosloske is the sole member and primary manager of HPI, and has sole voting and dispositive power over the shares held by HPI. HPI is the sole managing member of HPIS and has sole voting and dispositive power over the shares held by HPIS.

The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d) under the Exchange Act, and the group may be deemed, collectively, to beneficially own all the shares of the Issuer’s Class B common stock and HPIH’s membership interests held of record by each of HPI and HPIS. To the best of the Reporting Persons’ knowledge, as of the date hereof, the group may be deemed to beneficially own an aggregate of 8,666,667  shares of Class A Common Stock (based upon the group’s aggregate holdings of 8,666,667 shares of the Issuer’s Class B common stock and 8,6667,667 of HPIH’s membership interests), or 63.1% of the Issuer’s outstanding shares of Class A Common Stock.

(b) The Reporting Persons have and will have the sole power to vote and dispose of the shares of the Class A Common Stock that they beneficially own, by virtue of the relationships described above.

(c)  Other than as described above in connection with the reclassifcation, to the best knowledge of the Reporting Persons, none of the Reporting Persons has effected a transaction in membership interests in HPIH or shares of Class A common stock or Class B common stock during the past 60 days.

(d)  Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following descriptions are qualified in their entirety by reference to the Exchange Agreement and the Registration Rights Agreement, all of which are incorporated by reference as exhibits 2 and 3 hereto, respectively, and incorporated herein by reference.

EXCHANGE AGREEMENT

The information set forth under Item 3 is hereby incorporated by reference.

REGISTRATION RIGHTS AGREEMENT

In February 2013, the HII Parties entered into a Registration Rights Agreement with the Issuer. This agreement provides the HII Parties with the right to require the Issuer, at the Issuer’s expense, to register shares of the Issuer’s Class A common stock that are issuable upon exchange of membership interests of HPIH (and an equal number of shares of the Issuer’s Class B common stock of the Issuer) for shares of Issuer’s Class A common stock. The agreement also provides that the Issuer will pay certain expenses of the HII Parties (and their affiliates) relating to such registrations and indemnify the HII Parties against certain liabilities, which may arise under the Securities Act. In addition, the parties to the Registration Rights Agreement have the ability to exercise certain piggyback registration rights in respect of shares of Class A Common Stock held by them in connection with registered offerings requested by other registration rights holders or initiated by the Issuer.

Item 7.  Material to Be Filed as Exhibits

EXHIBIT	DOCUMENT

1	Joint Filing Agreement dated February 22, 2013 among the Reporting Persons
2
Exchange Agreement dated as of February 13, 2013 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 13, 2013).

3
Registration Rights Agreement dated as of February 13, 2013 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 13, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2013

MICHAEL W. KOSLOSKE
By:	/s/ Michael W. Kosloske
	Name:	Michael W. Kosloske
	Title:	CEO
HEALTH PLAN INTERMEDIARIES, LLC
By:	/s/ Michael W. Kosloske
	Name:	Michael W. Kosloske
	Title:	Authorized Signatory
HEALTH PLAN INTERMEDIARIES SUB, LLC
By:	/s/ Michael W. Kosloske
	Name:	Michael W. Kosloske
	Title:	Authorized Signatory